

January 17, 2008

Room 7010

Richard K. Atkinson
Senior Vice President and Chief Financial Officer
US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077

> **Re: US BioEnergy Corporation**
> **Form 10-K for Year Ended December 31, 2006**
> **File No. 001-33203**

Dear Mr. Atkinson:

We have reviewed your response letter dated January 7, 2008 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Year Ended December 31, 2006

Note 12: Commitments, Contingencies and Credit Risk, page F-25

1.   We note your response to our prior comment 3 with regard to the buildslot contributed to the Grinnell joint venture. Your response indicates there was originally no carrying value assigned to the buildslot prior to your contribution to Grinnell. Please tell us and disclose, in future filings, your accounting policy for buildslots, specifically addressing how you acquire and value your buildslots and the amount of buildslots you currently own. Cite the authoritative guidance that supports your accounting treatment and valuation.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief